

February 17, 2011

Michael W. Malone
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re: Polaris Industries Inc.
> Form 10-K for Fiscal Year Ended December 31, 2009
> Filed March 1, 2010
> File No. 01-11411**

Dear Mr. Malone:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief